Exhibit 16.1
March 13, 2007
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Northwest Retirement Savings Plan (the “Plan”) and, under the date of June 19, 2006, we reported on the financial statements and supplemental schedules of the Plan as of and for the years ended December 31, 2005 and December 31, 2004. On March 7, 2007, we were dismissed. We have read Northwest Retirement Savings Plan statements included under Item 4.01 of its Form 8-K dated March 13, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements concerning Parente Randolph in the first and second paragraphs.
Very truly yours,
(signed) KPMG LLP